Exhibit 3.1

FOURTH AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CYCURION, INC.

August 27, 2026

Cycurion, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Cycurion, Inc.”.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 28, 2021 under the name Western Acquisition Ventures Corp., as amended and restated on January 11, 2022 (the “Amended and Restated Certificate of Incorporation”), as further amended on January 13, 2023, July 11, 2023, January 10, 2024, April 10, 2024, July 2, 2024, October 9, 2024, and January 8, 2025, under the name Western Acquisition Ventures Corp., as amended and restated on February 14, 2025, under the name Cycurion, Inc., as further amended on September 29, 2025, October 24, 2025 and July 23, 2026 (the “Second Amended and Restated Certificate of Incorporation”).

3. This fourth amendment (this “Amendment”) amends the Second Amended and Restated Certificate of Incorporation, as previously amended.

4. This Amendment is adopted pursuant to, and is within the authority granted by, the approval of the Corporation’s stockholders. At the Company’s 2026 annual general meeting of stockholders held on July 23, 2026, the Company’s stockholders approved a proposal to effect one or more reverse stock splits at a ratio ranging from 3:1 to 75:1, inclusive, with an aggregate ratio not to exceed 250:1, as described in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on June 30, 2026, as amended. Such stockholder approval became effective on July 23, 2026.

5. On August 13, 2026, a resolution was duly adopted by the Corporation’s Board of Directors, pursuant to Section 242 of the General Corporation Law of the State of Delaware, providing that, effective as of 9:00 a.m., Eastern Time, on August 28, 2026, each eight (8) issued and outstanding shares of the Corporation’s Common Stock, par value $0.0001 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.0001 per share, automatically and without any action on the part of the holders thereof, and declaring this Amendment to be advisable (the “Reverse Stock Split”).

6. A new paragraph (c) is hereby added to Section 4.1 to read in full as follows:

“(c)	Reverse Stock Split. Effective with the commencement of business on August 28, 2026 (the “Effective Time”), each eight (8) shares of the Corporation’s Common Stock then issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book-entry position representing shares of Common Stock, any person who would otherwise be entitled to a fractional share shall be entitled to receive a cash payment (without interest and subject to withholding taxes, as applicable) equal to such fraction multiplied by the closing price of the Common Stock on The Nasdaq Stock Market on the business day immediately preceding the Effective Time (as adjusted in good faith by the Corporation to reflect the Reverse Stock Split). Each certificate or book-entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares into which such shares have been combined, subject to the elimination of fractional interests described above. Each certificate or book-entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares into which such shares have been combined. “

7. The Board determined that the Reverse Stock Split is advisable and in the best interests of the Corporation and its stockholders, including, without limitation, to assist the Corporation in maintaining compliance with the continued listing requirements of The Nasdaq Stock Market.

8. The Reverse Stock Split effected pursuant to this Amendment, together with any prior reverse stock splits effected pursuant to such stockholder approval, does not exceed the aggregate maximum reverse stock split ratio authorized by the stockholders.

9. All of the other provisions of the Second Amended and Restated Certificate of Incorporation, as amended, shall remain unchanged.

10. This Amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Cycurion, Inc. has caused this Fourth Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

CYCURION, INC.

By:	/s/ L. Kevin Kelly
Name:	L. Kevin Kelly
Title:	Chief Executive Officer